

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

<u>Via E-mail</u>
Mr. A. William Stein
Chief Financial Officer & Chief Investment Officer
Digital Realty Trust, Inc.
560 Mission Street, Suite 2900
San Francisco, CA 94105

      **Re:**     **Digital Realty Trust, Inc.**
               **Digital Realty Trust, L.P.**
               **Form 10-K for the fiscal year ended December 31, 2011**
               **Filed February 28, 2012**
               **File Nos. 001-32336 and 000-54023**

Dear Mr. Stein:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Daniel L. Gordon

                        Daniel L. Gordon
                        Branch Chief